UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________

FORM 6-K

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REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 2007

Date of Report (Date of Earliest Event Reported)

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Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avenida Andres Bello 2687

Piso 20, Las Condes

Santiago, Chile

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

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Free translation of Spanish original

MATERIAL EVENT

CORPORATE NAME

:

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY

:

00124

TAXPAYER I.D.

:

91.144.000-8

______________________________________________________________________

The following Material Event is reported by Embotelladora Andina S.A. (“Andina” or the “Company”) by virtue of the stipulations in Article 9 and subparagraphs 2 of Article 10 of Law 18,045, and the provisions in Section II, paragraph 1 B of General Rule No. 30 of the Superintendency of Securities and Insurance:

Embotelladora Andina S.A. informs that Workers’ Union N°1 of our Company’s Chilean Operations has entered into a legal strike from Wednesday June 6, 2007, within the framework of renewing the Collective Bargaining Agreement.  The strike involves 222 workers affiliated to Workers’ Union N°1 of a total of 886 who work at the Company’s Chilean Bottling facility.

The Collective Bargaining Agreements of the other Unions of the Company’s Chilean operations are in full force and effect and the remaining employees are working normally.

The Company has implemented timely measures to maintain all commercial and production activities in order to supply the market accordingly.

Santiago, June 5, 2007

Pedro Pellegrini Ripamonti

Corporate Legal Manager

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, June 18, 2007